Supplement to Prospectus dated October 2, 2007
Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-145820
October 3, 2007

October 4, 2007

TO HOLDERS OF EAST PENN FINANCIAL STOCK OPTIONS:

     We anticipate that the proposed merger of East Penn Financial Corporation ("East Penn") with and into Harleysville National Corporation ("Harleysville") will be consummated on or about November 16, 2007. If you hold an outstanding, unexercised option to purchase East Penn shares you may accept Harleysville’s offer to pay you cash in complete cancellation of your stock option, or you do nothing and your stock option will be converted into an option to purchase an adjusted number of Harleysville common stock. What you receive as a result of the merger will depend on your actions as described below. You should discuss the tax results of each course of action available to you with your tax advisor.

     If you accept Harleysville’s offer to pay you cash in complete cancellation of your stock option(s) you will receive the option cash-out price as follows:

If the indicated	The option cash-out price will be the difference
Harleysville share price is:	between the following and the option exercise price:
Less than $14.66	$13.52
At least $14.66 and not more than $19.84	The dollar value of the aggregate merger consideration based on the indicated Harleysville share price, divided by the number of East Penn Financial shares issued and outstanding at the effective time of the merger.
More than $19.84	$15.48

     If you elect to cancel an East Penn Financial stock option in exchange for cash, you will not be entitled to any payment as a result of the merger until you execute and deliver an agreement surrendering all rights under the East Penn Financial option in exchange for that cash payment.

THE CASH-OUT DEADLINE IS NOVEMBER 2, 2007.
Necessary forms and instructions are attached for your convenience.

     If, however, you exercise your stock option(s) prior to the merger effective date, you will not be able to elect whether to receive cash or shares of Harleysville common stock for the shares of East Penn you receive upon exercising your stock options(s), and such shares will be treated as “no election” shares in the merger. You will receive the amount of cash, or Harleysville shares, or both, that is necessary to allocate the merger consideration among all the East Penn shareholders according to the merger agreement allocation formulas.

     If you do nothing, when the merger becomes effective, your option will be assumed by Harleysville and converted into an option to purchase Harleysville common stock based on the option exchange ratio outlined in the merger agreement and proxy statement.

     Please give this matter your prompt attention.

Sincerely,

Paul D. Geraghty
President and Chief Executive Officer

Enclosures

Harleysville National Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Harleysville has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Harleysville will arrange to send you the prospectus if you request it by calling toll-free 1-800-423-3955, Extension 62305. You may also request these documents by e-mail addressed to Harleysville at lchemnitz@hncbank. These documents are also available by accessing Harleysville’s website at http://www.hncbank.com and clicking “Investor Information,” then clicking “Documents,” and clicking the most recent Registration Statement under “Other Filings.”

EAST PENN FINANCIAL STOCK OPTION
CASH-OUT ELECTION FORM

To be used to make the election to receive the option cash-out price for each East Penn Financial share subject to an outstanding, unexercised option in complete cancellation of your East Penn Financial stock option.

Please return this completed form to Harleysville National Corporation, as follows:

BY MAIL, OVERNIGHT COURIER OR HAND DELIVERY
Harleysville National Corporation
ATTN: Liz Chemnitz, Assistant Secretary
483 Main Street
Harleysville, Pennsylvania 19438-0195
FOR INFORMATION CALL TOLL FREE: (800) 423-3955 ext. 62305

Pursuant to the merger of East Penn Financial Corporation (East Penn) with and into Harleysville National Corporation (Harleysville), Harleysville is offering to pay you cash in complete cancellation of your outstanding, unexercised option(s) to purchase East Penn Financial shares.

By default, if you do not accept Harleysville’s offer of cash for your outstanding, unexercised option(s), when the merger becomes effective, your option will become an option to purchase Harleysville shares.

The number of Harleysville options and the exercise price of the option immediately after the merger will be adjusted according to the terms set forth in the merger agreement. The duration and other terms of the options would not be changed from the duration and other terms of your East Penn Financial stock option immediately prior to the effective time of the merger.

I accept Harleysville’s offer and wish to receive cash in complete cancellation of each East Penn Financial stock option(s) as indicated below. Accordingly, a cancellation agreement is attached covering all options for which I wish to receive cash.

Check Boxes	Grant Date	Total Outstanding Options	Original Option Price

Signature:	Date:

The results of your East Penn / Harleysville Stock Option exchange may be a taxable event, reportable as ordinary income on Form W-2 for 2007. Non-employees may receive a 1099-MISC pursuant to this exchange. Please consult with your tax advisor for any specific information you require pursuant to this exchange.

Harleysville National Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Harleysville has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Harleysville will arrange to send you the prospectus if you request it by calling toll-free 1-800-423-3955, Extension 62305. You may also request these documents by e-mail addressed to Harleysville at lchemnitz@hncbank. These documents are also available by accessing Harleysville’s website at http://www.hncbank.com and clicking “Investor Information,” then clicking “Documents,” and clicking the most recent Registration Statement under “Other Filings.”

OPTION CANCELLATION AGREEMENT

This Option Cancellation Agreement (this “Cancellation Agreement”) among HARLEYSVILLE NATIONAL CORPORATION, a Pennsylvania business corporation (the “HNC”) is made and entered into effective as of a time (the “Effective Time”) which shall be the “Effective Time” of the “Merger,” as those terms are defined in Merger Agreement dated as of May 15, 2007 among HNC, East Penn Financial Corporation (“EPF”) and East Penn Bank (“EPB”), as amended by First Amendment to Merger Agreement dated as of August 29, 2007 by and among HNC, EPF, EPB and HNC-EPF, LLC, a Pennsylvania limited liability company (as so modified, the “Merger Agreement”).

Background:

A. HNC has entered into the Merger Agreement. The Optionee is the holder of options (“Options”), granted under one or more stock option plans of EPF and/or EPB (each such plan, as to the respective Options, the “Plan”), to purchase shares of common stock of EPF (“EPF Common Stock”) as evidenced by a stock option agreement heretofore entered into between EPF and the Optionee. The Options and the exercise prices for the Options (the "Option Price") are listed in Exhibit A to this Cancellation Agreement.

B. Pursuant to Section 2.8 of the Merger Agreement, Options may be surrendered by the Optionee without exercising such Options in consideration for a payment in cash of the amount specified in Section 2.8 of the Merger Agreement. Cash payments made in cancellation of the Options will be subject to tax withholding in the amounts required by law. HNC shall make such cash payments as of, and conditioned upon the occurrence of, the Effective Time.

NOW, THEREFORE, intending to be legally bound hereby, the parties hereto agree as follows:

1. Optionee hereby surrenders the Options, effective as of the Effective Time, in exchange for the cash payment from HNC provided in Section 2.8 of the Merger Agreement, less any required federal, state or local tax withholding payments (“Withholding Payments”), and that all obligations of EPF and HNC hereunder and under the Options and all agreements related to the Options or the subject matter thereof shall be extinguished thereafter. Further, the Optionee certifies that such payment is received in exchange for all Options held by the Optionee as of the Effective Time, and that the Optionee hereby waives any claim for compensation for any other Options or rights to purchase shares of EPF Common Stock held heretofore or hereafter at any time prior to the Effective Time. By signing this Cancellation Agreement, Optionee is making a firm offer to HNC to cancel the Options for the cash payment provided in this Cancellation Agreement, and Optionee shall not have the right to revoke this firm offer unless and until the Merger Agreement shall have terminated without the Effective Time having occurred.

2. This Cancellation Agreement constitutes the entire understanding between HNC and the Optionee relating to the subject matter hereof and supersedes any matters to the contrary that may be contained in any other agreement, plan or documents relating to the subject matter hereof. No amendments or additions to this Cancellation Agreement shall be binding unless made in writing and signed by both parties hereto. If for any reason the Merger is not consummated and the Effective Time does not occur, this Cancellation Agreement shall be null and void and of no force or effect. This Cancellation Agreement shall be governed by the internal laws of the Commonwealth of Pennsylvania, without reference to rules of choice of law or conflicts of laws, and by federal law to the extent it preempts state law.

Witness:	Optionee:

(Signature)	(Signature)
Print Name:	Print Name:

Date signed: _______________ , 2007

Accepted by HARLEYSVILLE NATIONAL CORPORATION

By:
Title: